

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 1, 2007

By U.S. Mail and facsimile
Mr. Gerald R. Tuskey
Chief Financial Officer
Eurasia Energy Limited
Suite 1003
409 Granville Street
Vancouver, B.C. V6C 1T2 Canada

> Re: **Eurasia Energy Limited**
> **Amendment No. 1 to Form S-4**
> **Filed September 14, 2007**
> **File No. 333-144769**
>
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed March 30, 2007**
> **Form 10-QSB for the fiscal quarter ended June 30, 2007**
> **Filed August 14, 2007**
> **File No. 0-50608**

Dear Mr. Tuskey:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1.   We note your response to our prior comment 5 and reissue it in part. Once you reincorporate in Anguilla, U.S. Courts will not have any jurisdiction over you. We believe that this lack of jurisdiction is a material risk to U.S. investors that may seek to recover any damages from you.

The Conversion, page 10

2.   We note your response to our prior comment 14 and reissue it in part. Please provide a cross reference for Messrs. Baxter, Tuskey and Bell to the beneficial ownership table.

Interest of Executive Officers and Directors in the Conversion, page 11

3.   Revise the statement that the officers and directors "are more likely approve the conversion" to reflect the fact that they already have.

U.S. Federal Income Tax Consequences, page 12

4.   We note your response to our prior comment 16 and reissue it in part. Identify in the prospectus the counsel who has provided the tax opinion. Revise your disclosure to state clearly what matters constitute the opinion of your tax counsel. Ensure that your summary of the tax consequences of the conversion are internally consistent, and consistent with the tax opinion. For example, we note that in the last sentence of the first paragraph under the heading "Consequences to Shareholders" you state that the conversion "will *generally* result in no recognized gain for U.S. federal income tax purposes," but in the first sentence of the next paragraph you state that "*No* gain or loss will be recognized by our shareholders for tax purposes as a result of the conversion."

Comparison of Stockholder Rights

Capitalization, page 30

5.   We note your response to our prior comment 22. Describe the amount and classes of securities that will be outstanding after the conversion.

Principal Stockholders, page 35

6.   Confirm that you have listed each person who beneficially owns 5% or more of your stock, and that you have listed all of the shares beneficially owned by the persons on

the table. We note, for example, that you do not show any shares as being owned by Mr. Thomas, although he has received stock options that are exercisable through 2012. We refer you to the definition of beneficial ownership in Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, which includes shares that a person has the right to acquire within sixty days, including through the exercise of an option.

Certain Relationships and Related Transactions, page 37

7.   We note your response to our prior comment 25. Identify the director and name the company that you rent from. State whether the rental is on terms that are similar to those you could have obtained from third parties. Finally revise the first sentence in this section, as you do have a related party transaction.

Executive Compensation, page 37

8.   We note your response to our prior comment 26, and reissue it in part. Please provide the information required by Item 407(a) of Regulation S-B.

Stock Option Plans, page 39

9.   We note that the exercise dates of awards under both of your plans may, among other things, be accelerated upon a "change in control." Describe this feature of your plans and define the term "change of control."

Exhibits

Exhibit 5.1

10. The opinion of Wigley & Associates is only for the benefit of your Board of Directors. Please obtain and re-file a revised opinion from Wigley & Associates that is not so limited, and can be relied upon by your shareholders.

Exhibit 8.1

11. Obtain and re-file a revised opinion of tax counsel that includes its consent to the description of the summary of the U.S. federal tax consequences in the prospectus. In addition, the opinion states that your counsel has relied upon "certain representations and covenants of Eurasia." Counsel should specify all of the representations and covenants it has relied on in rendering its opinion.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Newberry
        D. Levy